Exhibit 11.2

JINKOSOLAR HOLDING CO., LTD.

SECOND AMENDED AND RESTATED

POLICY ON INSIDER TRADING

Adopted on October 30, 2023

This policy applies to directors, executive officers, other employees, and consultants worldwide, as well as certain of their family members. In the course of conducting the business of JinkoSolar Holding Co., Ltd. and its subsidiaries and affiliates (collectively, the “Company,” “we” or “us”), you may at times have information about us or another entity that generally is not available to the public. Because of your relationship with us, you have certain responsibilities under the U.S. federal securities laws regarding insider information and the trading of our securities. This policy seeks to explain some of your obligations to us and under the law, to prevent actual or apparent insider trading, and to protect our reputation for integrity and ethical conduct.

Additional information about this policy may be found at Appendix 1, which contains questions and answers related to this policy. You will be required to certify to us that you have read and understood, and agree to comply with, this policy by signing and returning to us the form of certification that is attached as Appendix 2.

Your compliance with this policy is of the highest importance for you and our company. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s compliance officer (referred to in this policy as the “Compliance Officer”), who shall initially be Mr. Gener Miao.

Table of contents

Trading restrictions	p. 2
Reporting requirements	p. 4
Disclosure restrictions	p. 5
Application to former, temporary, or retired personnel	p. 5
Questions and answers related to this policy	Appendix 1
Certification	Appendix 2
Transactions under Rule 10b5-1 plans	Appendix 3
Form of trading clearance application	Appendix 4

Trading Restrictions

1.No transactions while in possession of material nonpublic information

You may not buy or sell our securities or the securities of any other publicly traded company while in possession of information that is material and nonpublic. “Material nonpublic” information includes any information, positive or negative, that has not yet been made available or disclosed to the public and that might be of significance to an investor, as part of the total mix of information, in deciding whether to buy or sell stock or other securities. Further clarification may be found at Appendix 1. You, any family member, and any other person who has a relationship with you (legal, personal, or otherwise) that might reasonably result in that person’s transactions being attributable to you, may not buy or sell securities or engage in any other action to take advantage of, or pass on to others, material nonpublic information. Your “family members” consist of family members who share the same address as, or are financially dependent on, you, and also include other family members whose transactions in securities are directed by you or are subject to your influence or control.

This policy applies both to securities purchases (to make a profit based on good news) and securities sales (to avoid a loss based on bad news), regardless of how or from whom the material nonpublic information was obtained. This prohibition extends not only to transactions involving our securities, but also to transactions involving securities of other companies with which we have a relationship.

The existence of a personal financial emergency does not excuse you from compliance with this prohibition. This means that you may have to forgo a proposed transaction in our securities even if you planned to make the transaction before learning the material nonpublic information and even though you believe that waiting may cause you to suffer an economic loss or forgo anticipated profit.

2.Blackout periods

To avoid even the appearance of trading while aware of material nonpublic information, persons who are or may be expected to be aware of the Company’s quarterly financial results should not trade in the Company’s securities during the period beginning from the end of the last business day of the Company’s fiscal quarter and ending after the close of business of the second business day following the Company’s issuance of its quarterly earnings release. In addition, we may on occasion issue interim earnings guidance or other potentially material information by means of a press release, the filing of a Form 6-K with the United States Securities and Exchange Commission (“SEC”) filing or other means designed to achieve widespread dissemination of the information. You should not make trades while we are in the process of assembling the information to be released and until the information has been released and fully absorbed by the market, which means after the close of business of the second business day following the Company’s issuance of such information to the public. Persons subject to these blackout periods include all directors, officers, other senior management and any other person designated by the Compliance Officer (“Designated Persons”).

The Compliance Officer may also issue instructions, from time to time, advising certain personnel, or all employees, that they may not for certain periods buy or sell our securities, or that the Company’s securities may not be traded without prior approval. Due to the confidential nature of the events that may trigger these sorts of blackout periods, the Compliance Officer may find it necessary to inform affected individuals of the blackout period without disclosing the reason for it. If you are made aware of the existence of such a blackout period, do not even disclose the existence of the period to any other person. Even if no blackout period is in effect, keep in mind that you may not trade in our securities if you are aware of material nonpublic information about us. See paragraph 1 above.

3.Pre-clearance procedures

If you are a Designated Person, you may not buy, sell, or engage in any other transaction in, our securities without first obtaining pre-clearance from the Compliance Officer at least two (2) days in advance of the proposed transaction. This pre-clearance requirement is designed as a means of enforcing the policies specified above. It also applies to your family members and any other person who has a relationship with you (legal, personal, or otherwise) that might reasonably result in that person’s transactions being attributable to you. The Compliance Officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade.

Specifically

¶	At least two (2) days before any trade, the Compliance Officer must confirm to you that your proposed trade is approved.
¶	This confirmation must not have been revoked by oral or e-mail notice from the Compliance Officer.
¶	You need to receive a new oral or e-mail confirmation of approval for every proposed trade, whether or not confirmation has been given for a prior trade.

Please refer to Appendix 4 for the form of trading clearance application.

4.Prohibited and limited transactions

“Short” sales of our securities, sales of our securities “against the box,” and buying or selling puts or calls relating to our securities are always prohibited (even if you are not in the possession of material nonpublic information). These types of transactions are prohibited because it is also important to avoid the appearance of an improper transaction.

¶

“Short” sales of stock are transactions where you borrow stock, sell it, and then buy stock at a later date to replace the borrowed shares. These also include hedging or monetization transactions (such as zero-cost collars and forward sale contracts) that involve the establishment of a short position.

¶	Sales of stock “against the box” are sales in which the stock is not delivered within twenty (20) days or is not deposited in the mail for delivery within five (5) days of the sale.
¶

A put is an option or right to sell a specific stock at a specific price before a set date, and a call is an option or right to buy a specific stock at a specific price before a set date. Generally, call options are purchased when one believes that the price of a stock will rise, whereas put options are purchased when one believes that the price of a stock will fall.

Additional types of transactions are severely limited because they can raise similar issues:

¶

Securities held in a margin account or pledged as collateral can be sold without your consent in certain circumstances. You must not make any arrangements to hold our securities in a margin account or pledge them as collateral unless the Compliance Officer pre-approves the arrangements based on your financial capacity to repay the loan without resort to the pledged securities.

¶

Standing orders are orders placed with a broker to sell or purchase stock at a specified price. You must not place a standing order to buy or sell our securities other than through a Rule 10b5-1 Plan (as defined in Appendix 3), if the order might remain open during a period when you are prohibited from trading in our securities.

If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you should advise your broker or investment adviser not to trade in our securities at any time and minimize trading in securities of companies in our industry. This restriction does not apply to investments in publicly available mutual funds.

5.Special types of permitted transactions

There are limited situations in which you may buy or sell our securities without restriction under this policy. You may:

¶	exercise stock options that have been granted to you by the Company or under the Company’s share incentive plan (but this does not include cashless exercises or sales of the purchased shares); and
¶	buy or sell our securities pursuant to a Rule 10b5-1 plan (as defined in Appendix 3), but only under the conditions described in Appendix 3.

Reporting requirements

6.Reports of unauthorized trading or disclosure

If you have supervisory authority over any of our personnel, you must promptly report to the Compliance Officer either any trading in our securities by our personnel or any disclosure of material “non-public” information by our personnel, that you have reason to believe may violate this policy or the securities laws of the United States. Because the SEC can seek civil penalties against us, directors, and supervisory personnel for failing to take appropriate steps to prevent illegal trading, we should be made aware of any suspected violations as early as possible.

Disclosure restrictions

7.No tipping

You must not communicate material nonpublic information to other persons (a practice known as “tipping”) before its public disclosure and dissemination. Therefore, you should exercise care when speaking with other personnel who do not have a “need to know” and when communicating with family, friends, and others who are not associated with us. To avoid even the appearance of impropriety, please refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other entities with which we have a relationship. This concept of unlawful tipping includes passing on information to friends, family members, or acquaintances under circumstances that suggest that you were trying to help them make a profit or avoid a loss.

8.Internet message boards, chat rooms, and discussion groups

In an effort to prevent unauthorized disclosure of our information, you and members of your household are prohibited from posting or responding to any posting on or in Internet message boards, chat rooms, discussion groups, or other publicly accessible forums, with respect to us. Keep in mind that any inquiries about us should be directed to our Investor Relations Officer.

Application to former, temporary, or retired personnel

9.Policy continues to apply

This policy (including the prohibition on insider trading in any security while in possession of material nonpublic information obtained while in the our employment or while conducting any business or activity on our behalf) applies, and will continue to apply, to you as follows:

¶

If you become a former, temporary, or retired employee, this policy will apply until the second full business day after any material nonpublic information known to you has become public or is no longer material.

Appendix 1: Questions and Answers Related to This Policy

What information is “material”?

Information generally is considered to be material if its disclosure to the public would be reasonably likely to affect either investors’ decisions to buy or sell our securities or the market price of the securities. Material information can be either positive or negative. Some examples of material information are:

¶	a merger or acquisition;
¶	information about revenues or earnings (profits or losses) (including both actual results not yet released and projections);
¶	pending regulatory action;
¶	major litigation;
¶	the public or private sale of additional securities;
¶	our tender offer for another company’s securities or a third party’s tender offer for our securities;
¶	major management changes;
¶	entry into a major contract; or
¶	the acquisition of a major parcel of land.

Unfortunately, no one can define in advance exactly what is material information, since there are many gray areas and varying circumstances. The determination of whether information was material is almost always made after the fact when the effect on the market can be quantified. Therefore, any trading is risky. When doubt exists, you should presume that the information is material.

Material information that is not yet ripe for public disclosure may often exist. For example, during the early stages of discussions regarding a significant acquisition or disposition, the information about the discussions may be too tentative or premature to require (or even permit) us to make a public announcement. On the other hand, that same information may be highly material.

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What information is “nonpublic”?

Information generally becomes available to the public after it has been disclosed by us or third parties in a press release or other similar public statement, including any filing with the SEC.

If you are in possession of material nonpublic information, you may trade only when you are certain that official announcements of material information have been sufficiently publicized so that the public has had the opportunity to evaluate it. Keep in mind that insider trading is not made permissible merely because material information is reflected in rumors or other unofficial statements in the press or marketplace. You should not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material nonpublic information.

What if I can’t tell whether information is material or nonpublic?

If you are unsure whether information of which you are aware is material or nonpublic, you should consult with the Compliance Officer. If you are a Designated Person, you must always consult with the Compliance Officer before trading, as outlined in this policy.

Can I trade based on information about other companies?

The principles discussed in this policy also apply to inside information that you obtain in the course of your employment or service about another public company (such as a customer or a company with which we are involved in a transaction). If you obtain material nonpublic information about another public company, then you should refrain from trading in the securities of that company until the information has been publicly disseminated.

What are the reasons for maintaining confidentiality?

Your failure to maintain the confidentiality of material nonpublic information could greatly harm our ability to conduct business. In addition, you could be exposed to significant civil and criminal penalties and legal action.

U.S. federal securities laws strictly prohibit any person who obtains material inside information and who has a duty not to disclose it from using the information in connection with the purchase and sale of securities. It does not matter how that information has been obtained—whether: in the course of employment or Board service; from friends, relatives, acquaintances, or strangers; or from overhearing the conversations of others. The U.S. Congress enacted this prohibition because the integrity of the securities markets would be seriously undermined if there are disadvantages to investors who are not privy to such information.

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What measures are appropriate to safeguard material information?

So long as material information relating to us or our business is unavailable to the general public, it must be kept in strict confidence. Accordingly, you should discuss this information only with persons who have a “need to know,” it should be confined to as small a group as possible, and it should be disclosed only in a setting in which confidentiality can be maintained. Please exercise the utmost care and circumspection at all times and limit conversations in public places (such as elevators, restaurants, and airplanes) to topics that do not involve sensitive or confidential information. Please use care in discussing sensitive or confidential information on cell phones or cordless phones. In addition, all e-mails containing sensitive or confidential information should be encrypted before being sent, and consideration should be given to making these e-mails non-copyable and non-forwardable.

In order to protect our confidences to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public or respond to inquiries about material information from the media, analysts, or others outside our company.

What are the securities law penalties for insider trading?

Insider trading has been a top enforcement priority of the SEC and the United States Department of Justice in recent years. Because criminal prosecution and the imposition of fines and/or imprisonment are common, the consequences of insider trading violations can be enormous. For individuals who trade on inside information or who tip information to others, penalties can include:

¶	a civil penalty of up to three times the profit gained or the loss avoided;
¶	a criminal fine (no matter how small the profit) of up to $5 million; and
¶	a jail term of up to twenty (20) years.

Individuals also may be prohibited from serving as directors or officers of our company or any other public company. Finally, keep in mind that there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

In addition, the SEC can seek a civil penalty against a company as a “controlling person” that fails to take appropriate steps to prevent illegal trading. The SEC can also seek a civil penalty against directors and supervisory personnel as “controlling persons” who fail to take appropriate steps to prevent illegal trading. Directors, officers, and certain managerial personnel could become controlling persons subject to liability if they knew of, or recklessly disregarded, a likely insider

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trading violation by an employee or other personnel under their control. A successful action by the SEC under this provision could result in a civil fine of $1 million or three times the profit gained or the loss avoided, whichever is greater. Criminal penalties can be up to $25 million.

In addition to the possible imposition of civil damages and criminal penalties on violators and their controlling persons, any appearance of impropriety could not only damage our reputation for integrity and ethical conduct but also impair investor confidence in us. For this reason, if you violate our policy, then we can impose sanctions including dismissal or removal for cause to the fullest extent permitted by applicable law. Thus, even if the SEC does not prosecute a case, involvement in an investigation (by the SEC or us) can tarnish your reputation and damage your career.

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Appendix 2: Certification

I certify to JinkoSolar Holding Co., Ltd. that:

¶	I have read and understand the policy on insider trading, as adopted on October 30, 2023;
¶	I agree to comply with the policy in the future;
¶	Since October 30, 2023 or (if later) since I became an employee or other personnel of the company, I have complied with the policy; and
¶	I understand that my violation of this policy may result in the termination of my employment with the company and its subsidiaries at the option of the company.
Signature:

Print name:

Date:	, 20

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Appendix 3: Transactions under Rule 10b5-1 Plans

Rule 10b5-1 (“Rule 10b5-1”) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) can protect officers, directors, and other individuals from insider trading liability for transactions under a previously established contract, plan, or instruction. No Insider shall purchase or sell any securities of the Company or enter into a binding security trading plan in compliance with Rule 10b5-1 under the Exchange Act (a “Rule 10b5-1 plan”). Rule 10b5-1 presents an opportunity for insiders to establish arrangements to purchase or sell our securities without the sometimes arbitrary restrictions imposed by closed trading periods—even when material nonpublic information exists. The arrangements may include blind trusts, other trusts, pre-scheduled stock option exercises and sales, pre-arranged trading instructions, and other brokerage and third-party arrangements. Any other trading plans that are not implemented under Rule 10b5-1, that do not have the protections of Rule 10b5-1, are referred to as non-Rule 10b5-1 plans.

The rule only provides an “affirmative defense” (which must be proven) if there is an insider trading lawsuit. It does not prevent anyone from bringing a lawsuit, nor does it prevent the media from writing about the sales. The plan must be documented, bona fide, and previously established (at a time when a person is not in possession of material non-public information and when a blackout period is not in effect) and must specify the prices, amounts, and dates of the planned trades or provide a formula or mechanism to be followed.

In order to reduce the risk of litigation and adverse press, and to preserve our reputation, if you would like to use a Rule 10b5-1 plan:

¶

You must submit the Rule 10b5-1 plan to the Compliance Officer for prior, written approval. The plan would include any plan, arrangement, or trading instructions relating to our securities, such as blind trusts, discretionary accounts with banks or brokers, limit orders, hedging strategies, and other arrangements; and

¶	Subsequent termination or modifications to any Rule 10b5-1 plans must also be pre-approved by the Compliance Officer; and
¶	you may not establish the plan during any blackout periods or when you possess material non-public information.

You must still adhere to these procedures even where, for example, you are assured that the Rule 10b5-1 plan that a brokerage firm or bank may be suggesting has been approved by its attorneys.

Whether or not pre-approval will be granted will depend on all the facts and circumstances at the time, but

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the following guidelines should be kept in mind:

¶	The Rule 10b5-1 plan must be in writing and entered into only when a blackout period is not in effect and when the individual is not in possession of material non-public information;
¶

The Rule 10b5-1 plan must be adopted in good faith and not as part of a plan or scheme to evade the anti-fraud rules under the federal securities laws, and the individual must at all times act in good faith with respect to the Rule 10b5-1 plan;

¶

Any person adopting the Rule 10b5-1 plan who serves as a director or Section 16 officer (an officer who is subject to the reporting and liability provisions of Section 16 of the Exchange Act, including the Company’s executive officers and its principal accounting officer or controller) of the Company must certify in writing, in the terms of the Rule 10b5-1 plan agreement, that, at the time of the adoption of a Rule 10b5-1 plan (whether a new plan or due to a Termination Modification, as defined below): (1) they are not aware of material nonpublic information about the Company or the Company’s securities; and (2) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;

¶

Any modification to the amount, price or timing of the purchase or sale of securities under the Rule 10b5-1 plan, as well as any change to an algorithm or computer program affecting such factors shall be deemed to be a termination of the current Rule 10b5-1 plan and the adoption of a new Rule 10b5-1 plan for purposes of restarting the Cooling-Off Period (as defined below) (any such modification, a “Termination Modification”);

¶

The first trade made following adoption or Termination Modification of a Rule 10b5-1 Plan of a Section 16 officer or director of the Company may take place no sooner than the later of (i) 90 calendar days from adoption or modification and (ii) the close of business of the second business day after the Company announces its financial results in a Form 20-F or Form 6-K for the quarter in which the Rule 10b5-1 plan is adopted or amended by a Termination Modification (but in any event, not to exceed 120 days following the Rule 10b5-1 plan’s adoption or any Termination Modification of such Rule 10b5-1 plan) (the “Officer Cooling-Off Period”). Individuals other than Section 16 officers and directors of the Company are also subject to the Officer Cooling-Off Period (the “non-Officer Cooling-Off Period”; together with Officer Cooling-Off Period, the “Cooling-Off Period”);

¶

Except as permitted by the Compliance Officer and subject to the limitations under Rule 10b5-1, any directors, officers, employees and consultants of the Company may not have more than one Rule 10b5-1 plan in effect at any given time, and no transactions may be effected outside the Rule 10b5-1 plan;

¶

If a Rule 10b5-1 Plan is meant to effect a single transaction, any directors, officers, employees and consultants of the Company may not have had another single-trade plan (10b5-1 or otherwise) during the prior 12-month period;

¶	The Rule 10b5-1 plans must permit its termination by the Company at any time when the Company believes that trading pursuant to its terms may not lawfully occur;

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¶	The Rule 10b5-1 plan should, in the absence of special circumstances, be for a period of not less than one year;
¶

The Rule 10b5-1 plan should provide for relatively simple pricing parameters (e.g., limit orders), rather than complex formulae for determining when trading under the Rule 10b5-1 plan may occur and at what price;

¶

There may generally not be a termination or Termination Modification of a Rule 10b5-1 plan once it is executed to avoid calling into question the original “bona fides” of the Rule 10b5-1 plan; any Termination Modification must be made only during a non-blackout period when the person is not in possession of material non-public information and transactions under the amended Rule 10b5-1 plan may not commence until the Cooling-Off Period, beginning at the execution of the Termination Modification, has elapsed; and

¶	Rule 10b5-1 plans do not obviate the need to file Form 144 and the fact that a reported transaction was made or is to be made pursuant to a Rule 10b5-1 should be noted on the form.

Information regarding adoption, modification, termination and material terms of any trading plan (including any modification or change to the plan), including both Rule 10b5-1 plans and non-Rule 10b5-1 plans, may be required to be disclosed in the Company’s annual report on Form 20-F.

A copy of the executed version of any pre-cleared trading plan, both Rule 10b5-1 plans and non-Rule 10b5-1 plans, or any pre-cleared amendment to or modification or termination of a trading plan must be provided to the Compliance Officer for retention in accordance with the Company’s record retention policy.

Establishing a Rule 10b5-1 plan is likely to implicate other laws, such as Rule 144 under the U.S. Securities Act of 1933, as amended (“Rule 144”). Additionally, sales of our securities under Rule 144 may require the filing of a Form 144 with the SEC, which must be properly tailored to address sales under such a plan. Therefore, if you establish such a plan, we will need to establish a procedure with whomever is handling your transactions to ensure:

¶	compliance with Rule 144 at the time of any sale; and
¶	cessation of any sales during any periods during which we need to limit sales by Designated Persons for contractual, regulatory or other reasons

Furthermore, any director and Section 16 officer (an officer who is subject to the reporting and liability provisions of Section 16 of the Exchange Act, including the Company’s executive officers and its principal accounting officer or controller) of the Company must notify the Compliance Officer of all his/her transactions in the Company’s securities (including without limitation, acquisitions and dispositions of the ADSs, the sale of ordinary shares issued upon exercise of share options and the execution or termination of a Rule 10b5-1 plan or any other non-Rule 10b5-1 plan, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) before executing such transactions.

As mentioned above, Rule 10b5-1 is an SEC rule. There will be ongoing interpretations of what can and cannot be done. Needless to say, some brokers, investment bankers, and advisers may approach you

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suggesting a variety of arrangements. You should consult your own tax and legal advisers before establishing a Rule 10b5-1 plan.

Your notice to us is essential before establishing a Rule 10b5-1 plan. If you have any questions, please contact the Compliance Officer.

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Appendix 4: Form of Trading Clearance Application

Dear Compliance Officer,

I plan to [purchase/sell]             ADSs of JinkoSolar Holding Co., Ltd. (the “Company”) from            to           . I am not in possession of any material non-public information about the Company and / or its subsidiaries during the proposed trading days. I am adopting the Rule 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

Applicant:
Date:

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